Exhibit 4.4
ASHFORD HOSPITALITY TRUST, INC.
ARTICLES SUPPLEMENTARY ESTABLISHING AND FIXING THE RIGHTS AND
PREFERENCES OF A SERIES OF PREFERRED STOCK
     Ashford Hospitality Trust, Inc., a Maryland corporation (the “Corporation”), certifies to the State Department of Assessments and Taxation of Maryland that:
     FIRST: Under a power contained in Section 2-208 of the Maryland General Corporation Law and Article V of the Corporation’s Articles of Amendment and Restatement (as the same may be amended or supplemented, the “Charter”), the Board of Directors, by resolutions duly adopted on April 10, 2007, classified and designated 8,000,000 shares of the unissued preferred stock, par value $0.01 per share, of the Corporation (“Preferred Stock”) as Series C Cumulative Redeemable Preferred Stock, with the following preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption.
     Section 1. Number of Shares and Designation. This series of preferred stock shall be designated as Series C Cumulative Redeemable Preferred Stock and the number of shares which shall constitute such series shall be 8,000,000 shares, par value $0.01 per share, which number may be decreased (but not below the aggregate number thereof then outstanding and/or which have been reserved for issuance) from time to time by the Board of Directors and is hereafter in these Articles Supplementary called the “Series C Preferred Stock”. Each share of Series C Preferred Stock shall be identical in all respects to each other share of Series C Preferred Stock.
     Section 2. Definitions. For purposes of the Series C Preferred Stock, the following terms shall have the meanings indicated:
     “Affiliate” of, or Person “Affiliated” with, a specified Person, shall mean a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the Person specified.
     “Applicable Margin” shall mean the percentage set forth below corresponding to the applicable ratio of Total Net Indebtedness to Total Asset Value as of October 10, 2008:

Level	Total Net Indebtedness to Total Asset Value	Applicable Margin
1	≤ 0.7 to 1.0	4.25%
2	> 0.7 to 1.0 and < 0.8 to 1.0	5.00%
3	≥ 0.8 to 1.0	8.00%
     “Board of Directors” shall mean the Board of Directors of the Corporation.

     “Business Day” shall mean any day other than a Saturday, Sunday or a day on which state or federally chartered banking institutions in New York, New York are authorized or required by law, regulation or executive order to close and, when used in the definition of Three-Month LIBOR, which is also a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.
     “Capitalized Lease Obligation” means an obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP. The amount of a Capitalized Lease Obligation is the capitalized amount of such obligation as would be required to be reflected on a balance sheet of the applicable Person prepared in accordance with GAAP as of the applicable date.
     “Change of Control” shall mean each occurrence of any of the following:
     (i) the acquisition, directly or indirectly, by any individual or entity or group (as such term is used in Section 13(d)(3) of the Exchange Act) (other than the Investor or any of its controlled Affiliates) of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act, except that such individual or entity shall be deemed to have beneficial ownership of all shares that any such individual or entity has the right to acquire, whether such right is exercisable immediately or only after passage of time) of more than 35% of the Corporation’s outstanding capital stock with voting power, under ordinary circumstances, to elect directors of the Corporation;
     (ii) other than with respect to the election, resignation or replacement of any director designated, appointed or elected by the holders of the Series A Preferred Stock, the Series B-1 Preferred Stock, the Series C Preferred Stock or any other Parity Stock, in each case pursuant to the terms of such securities (each a “Preferred Director”), during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Corporation was approved by a vote of 75% of the directors of the Corporation (excluding Preferred Directors) (the “Incumbent Board”) then still in office who were either directors at the beginning of such period, or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors the Corporation then in office;
     (iii) the Corporation ceasing to own and control, directly or indirectly, at least 60.0% of the outstanding equity interests of the Operating Partnership; or
     (iv) the Corporation (which shall include for this purpose any one or more of its directly or indirectly wholly-owned Subsidiaries) ceasing to be the sole general partner of the Operating Partnership or shall cease to have the sole and exclusive power to exercise all management and control over the Operating Partnership; or
     (v) (A) the Corporation consolidating with or merging into another entity, engaging in a statutory share exchange with another entity or conveying, transferring or leasing all or substantially all of its assets, business or properties (including, but not limited to, real property investments) to any individual or entity in a single transaction or series of related transactions, or (B) any corporation consolidating with or merging into the Corporation; provided, however, that the events described in this clause (v) shall not be deemed to be a Change of Control (a) if the sole purpose of such event is that the Corporation is seeking to change its domicile or to change its form of organization from a corporation to a statutory business trust or (b) if (x) the holders of the exchanged securities of the Corporation immediately after such transaction beneficially own at least a majority of the securities of the merged or consolidated entity normally entitled to vote in elections of directors, (y) the chairman and the president of the Corporation immediately prior to the execution of the transaction agreement are the chairman and the president of the merged or consolidated company, and (z) the individuals who were members of the Incumbent Board immediately prior to the execution of the transaction agreement constitute at least a majority of the members of the board of directors of the merged or consolidated company.
     “Code” shall mean the Internal Revenue Code of 1986, as amended, or any successor statute thereto.
     “Common Stock” shall mean the Corporation’s common stock, par value $0.01 per share.
     “Credit Agreement” shall mean that certain Credit Agreement, dated as of April 10, 2007, by and among the Corporation, the Operating Partnership, Wachovia Capital Markets, LLC, as Arranger, each of Morgan Stanley Senior Funding, Inc. and Merrill Lynch Bank USA, as Co-Syndication Agents, Bank of America, N.A. and Calyon New York Branch, as Co-Documentation Agents, Wachovia Bank, National Association, as Agent, and each of the financial institutions initially a signatory thereto together with their assignees pursuant to Section 12.5(b) of the Credit Agreement.
     “Delisting” shall mean that the shares of Series C Preferred Stock, after having been listed on the NYSE, the American Stock Exchange or NASDAQ, cease to be listed on the NYSE, the American Stock Exchange or NASDAQ.
     “Derivatives Contract” means any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement. Not in limitation of the foregoing, the term “Derivatives Contract” includes any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement, including any such obligations or liabilities under any such master agreement.
     “Derivatives Termination Value” means, in respect of any one or more Derivatives Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Derivatives Contracts, (a) for any date on or after the date such Derivatives Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a) the amount(s) determined as the mark-to-market value(s) for such Derivatives Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Derivatives Contracts.
     “Dividend Payment Date” shall mean January 15, April 15, July 15, and October 15 of each year, beginning on the first such date to occur following the Initial Dividend Period; provided, that if any Dividend Payment Date falls on any day other than a Business Day, the dividend payment payable on such Dividend Payment Date shall be paid on the Business Day immediately following such Dividend Payment Date and no interest shall accrue on such dividend from such date to such Dividend Payment Date.
     “Dividend Periods” shall mean quarterly dividend periods commencing on January 1, April 1, July 1 and October 1 of each year and ending on and including the day preceding the first day of the next succeeding Dividend Period (other than the Initial Dividend Period).
     “Dividend Rate” shall mean a rate, expressed as a percentage of the Liquidation Preference per annum, determined as follows:
     (a) from the Issue Date through October 10, 2008, a rate equal to (x) Three-Month LIBOR plus (y) 2.50%;
     (b) after October 10, 2008, a rate equal to (x) Three-Month LIBOR plus (y) the Applicable Margin;
     provided that if a Change of Control or a Delisting occurs, the Dividend Rate otherwise in effect at such time shall immediately increase by 2.0%.
     “Dividend Rate Calculation Agent” shall mean such financial institution (and any legal successor thereto) from time to time as shall be selected by the Corporation, provided such selection is approved by the affirmative vote of the holders of a majority of the outstanding shares of Series C Preferred Stock, and shall initially mean Wachovia Bank, National Association.
     “Fully Junior Stock” shall mean the Common Stock and any other class or series of stock of the Corporation now or hereafter issued and outstanding over which the Series

C Preferred Stock has preference or priority in both (i) the payment of dividends and (ii) the distribution of assets on any liquidation, dissolution or winding up of the Corporation.
     “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the date of determination.
     “Governmental Authority” means any national, state or local government (whether domestic or foreign), any political subdivision thereof or any other governmental, quasi-governmental, judicial, public or statutory instrumentality, authority, body, agency, bureau, commission, board, department or other entity (including, without limitation, the Federal Deposit Insurance Corporation, the Comptroller of the Currency or the Federal Reserve Board, any central bank or any comparable authority) or any arbitrator with authority to bind a party at law.
     “Guaranty”, “Guaranteed”, “Guarantying” or to “Guarantee” as applied to any Indebtedness means and includes: (a) a guaranty (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), directly or indirectly, in any manner, of any part or all of such Indebtedness, or (b) an agreement, direct or indirect, contingent or otherwise, and whether or not constituting a guaranty, the practical effect of which is to assure the payment or performance (or payment of damages in the event of nonperformance) of any part or all of such obligation whether by: (i) the purchase of securities or obligations, (ii) the purchase, sale or lease (as lessee or lessor) of property or the purchase or sale of services primarily for the purpose of enabling the obligor with respect to such obligation to make any payment or performance (or payment of damages in the event of nonperformance) of or on account of any part or all of such obligation, or to assure the owner of such obligation against loss, (iii) the supplying of funds to or in any other manner investing in the obligor with respect to such obligation, (iv) repayment of amounts drawn down by beneficiaries of letters of credit (including letters of credit issued pursuant to the Credit Agreement), or (v) the supplying of funds to or investing in a Person on account of all or any part of such Person’s obligation under a Guaranty of any obligation or indemnifying or holding harmless, in any way, such Person against any part or all of such obligation. As the context requires, “Guaranty” shall also mean any Guaranties entered to pursuant to the Credit Agreement.
     “Incumbent Board” shall have the meaning set forth in the definition of Change of Control.
     “Indebtedness” means, with respect to a Person, at the time of computation thereof, all of the following (without duplication): (a) all obligations of such Person in respect of money borrowed (other than trade debt incurred in the ordinary course of business which is not more than 90 days past due); (b) all obligations of such Person, whether or not for money borrowed (i) represented by notes payable, or drafts accepted, in each case representing extensions of credit, (ii) evidenced by bonds, debentures, notes or similar instruments, or (iii) constituting purchase money indebtedness, conditional sales contracts, title retention debt instruments or other similar instruments, upon which interest charges are customarily paid or that are issued or assumed as full or partial payment for property or services rendered; (c) Capitalized Lease Obligations of such Person; (d) all reimbursement obligations (contingent or otherwise) of such Person in respect of letters of credit or acceptances (whether or not the same have been presented for payment); (e) all Off-Balance Sheet Obligations of such Person; (f) all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Mandatorily Redeemable Stock issued by such Person or any other Person, valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; (g) all obligations of such Person in respect of any purchase obligation, repurchase obligation, takeout commitment or forward equity commitment, in each case evidenced by a binding agreement (excluding any such obligation to the extent the obligation can be satisfied by the issuance of equity interests (other than Mandatorily Redeemable Stock)); (h) net obligations under any Derivatives Contract not entered into as a hedge against existing Indebtedness, in an amount equal to the Derivatives Termination Value thereof; (i) all Indebtedness of other Persons which such Person has Guaranteed or is otherwise recourse to such Person (except for guaranties of customary exceptions for fraud, misapplication of funds, environmental indemnities, voluntary bankruptcy, collusive involuntary bankruptcy, and other similar exceptions to recourse liability); (j) all Indebtedness of another Person secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property or assets owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness or other payment obligation; and (k) such Person’s pro rata share of the Indebtedness of any Unconsolidated Affiliate of such Person. Indebtedness of any Person shall include Indebtedness of any partnership or joint venture in which such Person is a general partner or joint venturer to the extent of such Person’s pro rata share of the ownership of such partnership or joint venture (except if such Indebtedness, or portion thereof, is recourse to such Person, in which case the greater of such Person’s pro rata portion of such Indebtedness or the amount of the recourse portion of the Indebtedness, shall be included as Indebtedness of such Person). All loans made to the Corporation pursuant to the Credit Agreement and all liabilities arising under any letters of credit pursuant to the Credit Agreement shall constitute Indebtedness of the Borrower.
     “Initial Dividend Period” shall mean the Dividend Period commencing on and including the Issue Date and ending on and including June 30, 2007.
     “Investor” shall mean Wachovia Investment Holdings, LLC and its successors and assigns.
     “Investment” means, with respect to any Person, any acquisition or investment (whether or not of a controlling interest) by such Person, by means of any of the following: (a) the purchase or other acquisition of any equity interest in another Person,

(b) a loan, advance or extension of credit to, capital contribution to, Guaranty of Indebtedness of, or purchase or other acquisition of any Indebtedness of, another Person, including any partnership or joint venture interest in such other Person, or (c) the purchase or other acquisition (in one transaction or a series of transactions) of assets of another Person that constitute the business or a division or operating unit of another Person. Any binding commitment to make an Investment in any other Person, as well as any option of another Person to require an Investment in such Person, shall constitute an Investment.
     “Issue Date” shall mean the date on which the Series C Preferred Stock is first issued.
     “Junior Stock” shall mean the Common Stock and any other class or series of stock of the Corporation now or hereafter issued and outstanding over which the Series C Preferred Stock has preference or priority (i) in the payment of dividends or (ii) in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.
     “Liquidation Preference” shall have the meaning set forth in Section 4(a).
     “Mandatorily Redeemable Stock” means, with respect to any Person, any equity interest of such Person which by the terms of such equity interest (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise, (a) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than an equity interest to the extent redeemable in exchange for common stock or other equivalent common equity interests at the option of the issuer of such equity interest), (b) is convertible into or exchangeable or exercisable for Indebtedness or Mandatorily Redeemable Stock, or (c) is redeemable at the option of the holder thereof, in whole or in part (other than an equity interest which is redeemable solely in exchange for common stock or other equivalent common equity interests), in each case on or prior to the redemption of the Series C Preferred Stock.
     “NASDAQ” shall mean the Global Market of the NASDAQ Stock Market, LLC.
     “NYSE” shall mean the New York Stock Exchange.
     “Off-Balance Sheet Obligations” means liabilities and obligations of the Corporation, any Subsidiary or any other Person in respect of “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act) which the Corporation would be required to disclose in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Corporation’s report on Form 10-Q or Form 10-K (or their equivalents) which the Corporation is required to file with the U.S. Securities and Exchange Commission (or any Governmental Authority substituted therefor).

     “Operating Partnership” shall mean Ashford Hospitality Limited Partnership, a Delaware limited partnership.
     “Other Net Assets” means (a) all asset (other than cash, cash equivalents, marketable securities, Properties and intangible assets) of the Corporation and its Subsidiaries that would be set forth on a consolidated balance sheet of the Corporation and its Subsidiaries prepared in accordance with GAAP, minus (b) all liabilities (other than Indebtedness) of the Corporation and its Subsidiaries determined on a consolidated basis.
     “Parity Preferred” shall have the meaning set forth in Section 9(b).
     “Parity Stock” shall have the meaning set forth in Section 8(c).
     “Person” shall mean any individual, firm, partnership, corporation, limited liability company, trust or other entity, and shall include any successor (by merger or otherwise) of such entity.
     “Preferred Director” shall have the meaning set forth in the definition of Change of Control.
     “Property” means any parcel of real property owned or leased (in whole or in part) or operated by the Corporation, any Subsidiary or any Unconsolidated Affiliate of the Corporation and which is located in a state of the United States of America or the District of Columbia.
     “Record Date” with respect to any Dividend Payment Date, shall mean the last day of the fiscal quarter of the Corporation preceding the Dividend Payment Date.
     “Redemption Date” shall have the meaning set forth in Section 5(b).
     “Redemption Dividend Period” shall have the meaning set forth in Section 5(b).
     “Securities Act” shall mean the Securities Act of 1933, as amended.
     “Series A Preferred Stock” shall mean the 8.55% Series A Cumulative Preferred Stock, par value $.01 per share, of the Corporation.
     “Series B-1 Preferred Stock” shall mean the Series B-1 Cumulative Redeemable Preferred Stock, par value $.01 per share, of the Corporation.
     “Series B-2 Preferred Stock” shall mean the Series B-2 Cumulative Redeemable Preferred Stock, par value $.01 per share, of the Corporation.
     “Series C Preferred Stock” shall have the meaning given such term in the preamble to these Articles Supplementary.

     “set apart for payment” shall be deemed to include, without any action other than the following, the recording by the Corporation in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to an authorization by the Board of Directors and a declaration of dividends or other distribution by the Corporation, the allocation of funds to be so paid on any series or class of stock of the Corporation; provided, however, that if any funds for any class or series of Junior Stock or any class or series of stock ranking on a parity with the Series C Preferred Stock as to the payment of dividends are placed in a separate account of the Corporation or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Series C Preferred Stock shall mean placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.
     “Subsidiary” means, for any Person, any corporation, partnership or other entity of which at least a majority of the equity interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or other individuals performing similar functions of such corporation, partnership or other entity (without regard to the occurrence of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person, and shall include all Persons the accounts of which are consolidated with those of such Person pursuant to GAAP.
     “Surrender Date” shall have the meaning set forth in Section 5(e).
     “Three-Month LIBOR” for any Dividend Period means the rate (expressed as a percentage per annum) for deposits in U.S. dollars having a term of three months, commencing on the first day of such Dividend Period (each, a “Reset Date”), which appears on the Reuters Screen LIBOR01 Page or any successor page (the “Reuters LIBOR Page”) at approximately 11:00 a.m., London time, on the day that is two Business Days preceding such Reset Date. If such rate does not appear on the Reuters LIBOR Page, the rate for such Reset Date will be determined by reference to the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market (the “Reference Banks”) at approximately 11:00 a.m., London time, on the day that is two Business Days preceding such Reset Date to prime banks in the London interbank market for a period of three months commencing from such Reset Date and in a representative amount. The Corporation shall cause the Dividend Rate Calculation Agent to request the principal London office of each of the Reference Banks to provide a quotation of such rate. If at least two such quotations are provided, the rate for such Reset Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for such Reset Date will be the arithmetic mean of the rates quoted by three major banks in New York City, selected by the Dividend Rate Calculation Agent, at approximately 11:00 a.m., New York City time, on such Reset Date for loans in U.S. dollars to leading European banks for a period of three months commencing on such Reset Date and in a representative amount. The Corporation shall promptly (or shall cause the Dividend Rate Calculation Agent promptly to) notify any holder of the Series C Preferred Stock of the Dividend Rate for any Dividend Period upon request.
     “Total Asset Value” means the sum of all of the following (without duplication) of the Corporation and its Subsidiaries on a consolidated basis determined in accordance with GAAP applied on a consistent basis: (a) cash, cash equivalents and marketable securities, plus (b) the undepreciated GAAP book value of all Properties, plus (c) Other Net Assets. The Corporation’s pro rata share of assets held by its Unconsolidated Affiliates (excluding assets of the type described in the immediately preceding clause (a)) will be included in Total Asset Value calculations consistent with the above described treatment for wholly owned assets.
     “Total Indebtedness” means all Indebtedness of the Corporation and all Subsidiaries determined on a consolidated basis.
     “Total Net Indebtedness” means (a) Total Indebtedness of the Corporation and all Subsidiaries determined on a consolidated basis minus (b) all cash and cash equivalents of the Corporation and all Subsidiaries determined on a consolidated basis.
     “Transfer Agent” shall mean the Corporation, or such other agent or agents of the Corporation as may be designated by the Board of Directors or their designee as the transfer agent, registrar and dividend disbursing agent for the Series C Preferred Stock.
     “Unconsolidated Affiliate” means, with respect to any Person, any other Person in whom such Person holds an Investment, which Investment is accounted for in the financial statements of such Person on an equity basis of accounting and whose financial results would not be consolidated under GAAP with the financial results of such Person on the consolidated financial statements of such Person.
     Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Charter.
     Section 3. Dividends. The holders of Series C Preferred Stock shall be entitled to receive, when, as and if authorized or declared by the Board of Directors, out of funds legally available for that purpose, quarterly cash dividends on the Series C Preferred Stock.
     (a) Cumulative Dividends. Dividends upon the Series C Preferred Stock shall be cumulative from the Issue Date, shall accumulate whether or not such dividends shall be authorized, whether or not there shall be assets of the Corporation legally available for the payment of such dividends, whether or not the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such authorization or payment or provides that such authorization or payment would constitute a breach thereof or a default thereunder, and whether or not the authorization or payment of such dividends shall be restricted or prohibited by law.

     (b) Payment of Dividends. Dividends upon the Series C Preferred Stock shall be payable quarterly in arrears on each Dividend Payment Date, commencing on July 15, 2007, to the holders of record of the Series C Preferred Stock, as they appear on the stock records of the Corporation on the relevant Record Date. Accumulated, accrued and unpaid dividends for any past Dividend Periods may be authorized and paid at any time, without reference to any regular Dividend Payment Date, to holders of record on such date, which record date shall not precede by more than 45 days the payment date thereof, as such record date may be fixed by the Board of Directors. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series C Preferred Stock that may be in arrears.
     (c) Calculation of Dividend Amount. The amount of dividends payable per share of Series C Preferred Stock on each Dividend Payment Date shall be equal to the sum of the daily amounts for each day actually elapsed during the immediately preceding Dividend Period, which daily amounts shall be computed by dividing (1) the product of (A) the Dividend Rate in effect for each such day during such Dividend Period multiplied by (B) the Liquidation Preference of each outstanding share of Series C Preferred Stock by (2) 360. Any dividend payment made on shares of the Series C Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares. The Corporation shall determine the dividend payable on each Dividend Payment Date in accordance with these Articles Supplementary, utilizing the Three-Month LIBOR rate supplied by the Dividend Rate Calculation Agent (which the Dividend Rate Calculation Agent shall determine in accordance with the definition of Three-Month LIBOR in these Articles Supplementary).
     (d) Regarding Parity Stock. So long as any of the shares of Series C Preferred Stock are outstanding, except as described in the immediately following sentence, no dividends shall be declared or paid or set apart for payment by the Corporation and no other distribution of cash or other property shall be declared or made, directly or indirectly, by the Corporation, in each case with respect to any class or series of Parity Stock for any period unless dividends equal to the full amount of accumulated, accrued and unpaid dividends have been or contemporaneously are declared and paid on the Series C Preferred Stock, or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, in each case for all Dividend Periods terminating on or prior to the date such dividend or distribution is declared, paid, set apart for payment or made, as the case may be, with respect to such class or series of Parity Stock. When dividends on the Series C Preferred Stock and any class or series of Parity Stock are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, all dividends declared upon the Series C Preferred Stock and all dividends declared upon any other class or series of Parity Stock shall be declared ratably in proportion to the respective amounts of dividends accumulated, accrued and unpaid on the Series C Preferred Stock and accumulated, accrued and unpaid on such Parity Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Parity Stock does not have a cumulative dividend).
     (e) Regarding Junior Stock. So long as any of the shares of Series C Preferred Stock are outstanding, no dividends (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, Fully Junior Stock) shall be authorized or paid or set apart for payment by the Corporation and no other distribution of cash or other property shall be declared or made, directly or indirectly, by the Corporation with respect to any shares of Junior Stock, nor shall any shares of Junior Stock be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Stock made for purposes of an employee incentive or benefit plan of the Corporation or any Subsidiary) for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such Junior Stock) directly or indirectly by the Corporation (except by conversion into or exchange for shares of, or options, warrants, or rights to subscribe for or purchase shares of, Fully Junior Stock), nor shall any other cash or other property otherwise be paid or distributed to or for the benefit of any holder of shares of Junior Stock in respect thereof, directly or indirectly, by the Corporation unless, in each case, dividends equal to the full amount of all accumulated, accrued and unpaid dividends on all outstanding shares of Series C Preferred Stock have been declared and paid, or such dividends have been declared and a sum sufficient for the payment thereof has been set apart for such payment, on all outstanding shares of Series C Preferred Stock for all Dividend Periods ending on or prior to the date such dividend or distribution is declared, paid, set apart for payment or made with respect to such shares of Junior Stock, or the date such shares of Junior Stock are redeemed, purchased or otherwise acquired or monies paid to or made available for any sinking fund for such redemption, or the date any such cash or other property is paid or distributed to or for the benefit of any holders of Junior Stock in respect thereof, as the case may be.
     (f) Permitted Distributions. In determining, with respect to the Series C Preferred Stock, whether a distribution by dividend, redemption or other acquisition of stock or otherwise is permitted under Maryland law, no effect shall be given to amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution.
     (g) Allocations. If, for any taxable year, the Corporation elects to designate as “capital gain dividends” (as defined in Section 857 of the Code) any portion of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of capital stock, then the portion of the capital gains amount that shall be allocable to the holders of Series C Preferred Stock shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series C Preferred Stock for the year bears to the total dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of capital stock.
     Subject to the provisions of this Section 3, the Board of Directors may authorize, declare and pay such dividends and distributions on Common Stock of the corporation from time to time out of any funds legally available therefor, and the holders of the Series C Preferred Stock shall not be entitled to participate in any such dividends, whether payable in cash, stock or otherwise. Further, notwithstanding the provisions of this Section 3, the Corporation shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any shares of Parity Stock or (ii) redeeming, purchasing or otherwise acquiring any Junior Stock or Parity Stock, in each case, if (but only to the extent that) such declaration, payment, redemption, purchase or other acquisition is necessary in order to maintain the continued qualification of the Corporation as a real estate investment trust (“REIT”) under Section 856 of the Code.

     Section 4. Liquidation Preference.
     (a) Rights Upon a Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, subject to the prior preferences and other rights of any series of stock ranking senior to the Series C Preferred Stock upon liquidation, distribution or winding up of the Corporation, if any, before any payment or distribution by the Corporation (whether of capital, surplus or otherwise) shall be made to or set apart for the holders of Junior Stock, the holders of shares of Series C Preferred Stock shall be entitled to receive Twenty-Five Dollars ($25.00) per share of Series C Preferred Stock (the “Liquidation Preference”), plus an amount equal to all dividends (whether or not earned or declared) accumulated, accrued and unpaid thereon, if any, to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. Until the holders of the Series C Preferred Stock have been paid the Liquidation Preference in full, plus an amount equal to all dividends (whether or not earned or declared) accumulated, accrued and unpaid thereon, if any, to the date of final distribution to such holders, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of the Corporation. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of Series C Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other shares of any class or series of Parity Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of Series C Preferred Stock and any such other Parity Stock ratably in the same proportion as the respective amounts that would be payable on such Series C Preferred Stock and any such other Parity Stock if all amounts payable thereon were paid in full. For the purposes of this Section 4, (i) a consolidation or merger of the Corporation with one or more corporations real estate investment trusts or other entities, (ii) a sale, lease, conveyance or other transfer of all or substantially all of the Corporation’s assets, business or properties, or (iii) a statutory share exchange shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation. Other than as set forth in this Section 4(a), the holders of Series C Preferred Stock shall not be entitled to any additional payment upon any liquidation, dissolution or winding up of the Corporation.
     (b) Rights of Junior Stock. Upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of Series C Preferred Stock and any Parity Stock, as provided in Section 4(a), any other series or class or classes of Junior Stock shall, subject to the respective terms thereof, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series C Preferred Stock and any Parity Stock shall not be entitled to share therein. The liquidation preference of the outstanding Series C Preferred Stock will not be added to the liabilities of the Corporation for the purpose of determining whether under Maryland law a distribution may be made to stockholders of the Corporation whose preferential rights upon dissolution of the Corporation are junior to those of the holders of the Series C Preferred Stock.
     (c) Notice of Liquidation. Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, or by recognized overnight courier, not less than 30 or more than 60 days prior to the payment date stated therein, to each record holder of the Series C Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation.
     Section 5. Redemption at the Option of the Corporation.
     (a) Redemption Periods. The Series C Preferred Stock shall be redeemable by the Corporation (i) at any time prior to the 18-month anniversary of the Issue Date; (ii) at any time after the 78-month anniversary of the Issue Date; or (iii) between the 18-month anniversary date and the 78-month anniversary date of the Issue Date, but with respect to this clause (iii) only (1) within 90 days preceding or following a Change of Control, or a Delisting (which redemption if preceding a Change of Control or Delisting shall be conditioned on the completion of such Change of Control or Delisting), or (2) in the event of a determination by nationally recognized tax counsel that redemption is necessary to preserve the status of the Corporation as a REIT for federal income tax purposes, based upon a written opinion to that effect from such tax counsel delivered to each holder of Series C Preferred Stock.
     (b) Redemption Price. At any time when the shares of Series C Preferred Stock are redeemable by the Corporation, the Corporation may redeem such shares, out of funds legally available therefor, in whole or in part (provided that the Corporation may not call for redemption a number of shares that have an aggregate Liquidation Preference of less than twenty-five million dollars ($25,000,000) or such lesser amount as represents all remaining shares of Series C Preferred Stock), at a redemption price per share redeemed, payable in cash on the Redemption Date, equal to (x) the Liquidation Preference per share of Series C Preferred Stock being redeemed plus (y) an amount equal to the sum of (i) all accumulated, accrued and unpaid dividends, whether or not earned or declared, if any, with respect to the Initial Dividend Period and all full Dividend Periods ended prior to the Redemption Date, without interest, and (ii) without limiting the amount of Dividends to which a holder of Series C Preferred Stock is entitled pursuant to clause (i) a pro rata Dividend, whether or not earned or declared, on each such share of Series C Preferred Stock so redeemed for the Dividend Period in which the redemption occurred (the “Redemption Dividend Period”), which Dividend per share shall be equal to the product of (x) the value per share of Series C Preferred Stock of all Dividends as to which Record Dates occurred (or would have occurred if the Series C Preferred Stock had been outstanding for the entire Redemption Dividend Period) during the Redemption Dividend Period multiplied by (y) the ratio of (a) the number of days from the last day of the preceding Dividend Period to, and including, the date of redemption of such Series C Preferred Stock to (b) the actual number of days in the Redemption Dividend Period. The date on which shares called for redemption (the “Redemption Date”) shall be selected by the Corporation, shall be specified in the notice of redemption as provided in Section 5(d).
     (c) No Partial Redemption if Dividends Unpaid. Notwithstanding anything to the contrary contained herein, unless full cumulative Dividends on all Series C Preferred Stock shall have been or contemporaneously are authorized, declared and paid or authorized, declared and a sum sufficient for the payment thereof set apart for payment for all past Dividend Periods and the then current Dividend Period, no Series C Preferred Stock shall be redeemed unless all outstanding Series C Preferred Stock are simultaneously redeemed. In addition, unless full cumulative Dividends on all outstanding Series C Preferred Stock have been or contemporaneously are authorized, declared and paid or authorized, declared and a sum sufficient for the payment thereof set apart for payment for all past Dividend Periods and the then current Dividend Period, the Corporation shall not, and shall cause its Subsidiaries and controlled Affiliates not to, purchase or otherwise acquire directly or indirectly for any consideration, nor shall any monies be paid to or made available for a sinking fund for the redemption of, any Series C Preferred Stock or any other class or series of Junior Stock or Parity Stock (except by conversion into or exchange for shares of any class or series of Junior Stock). Notwithstanding the foregoing, this paragraph (c) shall not prevent the purchase or acquisition of Series C Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series C Preferred Stock.
     (d) Redemption Procedures. Notice of the redemption of any Series C Preferred Stock under this Section 5 shall be mailed by first-class mail or recognized overnight courier to each holder of record of Series C Preferred Stock to be redeemed at the address of each such holder as shown on the Corporation’s records (except that if the sole record holder of the shares of Series C Preferred Stock is Wachovia Investment Holdings, LLC, or one of its Affiliates, such notice may be given by telecopy to Wachovia Capital Markets, LLC at (704) 383-6205 (to the attention of Matt Ricketts, or to such other person as may be designated from time to time)), not less than 30 nor more than 90 days prior to the Redemption Date. Neither the failure to mail any notice required by this paragraph (d), nor any defect therein or in the mailing thereof, to any particular holder, shall affect the sufficiency of the notice or the validity of the proceedings for redemption with respect to the other holders. Each such mailed notice shall state, as appropriate: (1) the Redemption Date set; (2) the number of Series C Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; (4) the place or places at which certificates representing such shares are to be surrendered; (5) that dividends on the shares to be redeemed shall cease to accrue on such Redemption Date except as otherwise provided herein. Notice having been mailed as aforesaid, from and after the Redemption Date (unless the Corporation shall fail to make available an amount of cash necessary to effect such redemption), (i) except as otherwise provided herein, dividends on the Series C Preferred Stock so called for redemption shall cease to accrue, (ii) such shares shall no longer be deemed to be outstanding, and (iii) except as set forth in paragraph (c) above, all rights of the holders thereof as holders of Series C Preferred Stock shall cease (except the rights to receive the cash payable upon such redemption, without interest thereon, upon surrender and endorsement of their certificates if so required and to receive any dividends accumulated, accrued and unpaid thereon). The Corporation’s obligation to provide cash in accordance with the preceding sentence shall be deemed fulfilled if, on or before the Redemption Date, the Corporation shall deposit with a bank or trust company that has capital and surplus of at least $150,000,000, cash necessary for such redemption, in trust, with irrevocable instructions that such cash be applied to the redemption of the Series C Preferred Stock so called for redemption. No interest shall accrue for the benefit of the holders of Series C Preferred Stock to be redeemed on any cash so set aside by the Corporation. Subject to applicable escheat laws, any such cash unclaimed at the end of two years from the Redemption Date shall revert to the general funds of the Corporation, after which reversion the holders of such shares so called for redemption shall look only to the general funds of the Corporation for the payment of such cash.
     (e) Surrender of Certificates. As promptly as practicable after the surrender in accordance with such notice of the certificates representing any such shares so redeemed (properly endorsed or assigned for transfer, if the Corporation shall so require and if the notice shall so state) (the “Surrender Date”), but in no event later than the Business Day immediately following the latest of the Surrender Date or the Redemption Date, such shares shall be exchanged for any cash (without interest thereon) for which such shares have been redeemed. If fewer than all the outstanding shares of Series C Preferred Stock is to be redeemed, shares to be redeemed shall be selected by the Corporation from outstanding Series C Preferred Stock not previously called for redemption pro rata (as nearly as may be), by lot or by any other method determined by the Corporation in its reasonable discretion to be equitable. If fewer than all the shares of Series C Preferred Stock represented by any certificate is redeemed, then new certificates representing the unredeemed shares shall be issued without cost to the holder thereof.
     Section 6. No Conversion. Holders of Series C Preferred Stock shall not have the right to convert all or any portion of such shares into shares of Common Stock or any other class or series of Preferred Stock.
     Section 7. Shares To Be Reacquired. All Series C Preferred Stock which shall have been issued and reacquired in any manner by the Corporation shall be restored to the status of authorized but unissued Preferred Stock, without discretion as to class or series, and subject to applicable limitations set forth in the Charter may thereafter be reissued as shares of any series of Preferred Stock; provided that no reacquired shares of Series C Preferred Stock shall be reissued as Series C Preferred Stock so long as any shares of Series C Preferred Stock remain issued and outstanding.
     Section 8. Ranking. The Series C Preferred Stock will rank:
     (a) with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, prior or senior to any class or series of Common Stock of the Corporation and any other class or series of equity securities of the Corporation, if such class or series constitutes Junior Stock or Fully Junior Stock;
     (b) with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, on a parity with any class or series of the equity securities of the Corporation if, pursuant to the specific terms of such class or series of equity securities, the holders of such class or series of equity securities and the holders of the Series C Preferred Stock are entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other (“Parity Stock”), which Parity Stock shall expressly include the Corporation’s Series A Preferred Stock, Series B-1 Preferred Stock and Series B-2 Preferred Stock;

     (c) with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, junior to any class or series of equity securities of the Corporation if, pursuant to the specific terms of such class or series, the holders of such class or series are entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Series C Preferred Stock; and
     (d) junior to all of the existing and future indebtedness of the Corporation.
     Section 9. Voting.
     (a) No Voting Rights Except as Provided. Except as otherwise required by applicable law or as set forth herein or in the Charter, the holders of the Series C Preferred Stock shall not have any voting rights or powers, and the consent of the holders thereof shall not be required for the taking of any corporate action.
     (b) Right to Elect Directors. If and whenever dividends on any shares of Series C Preferred Stock shall be in arrears for six or more quarterly periods, whether or not consecutive (a “Preferred Dividend Default”), the Board of Directors shall take such action as may be necessary to increase the number of directors of the Corporation by two and the holders of such shares of Series C Preferred Stock (voting together as a single class with the holders of all other series of Parity Stock upon which like voting rights have been conferred and are exercisable (“Parity Preferred”)) will be entitled to vote for the election of a total of two directors of the Corporation (the “Preferred Stock Directors”) at a special meeting called by the holders of record of at least 20% of the Series C Preferred Stock or the holders of any other series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders, in which case the vote for such two directors will be held at the earlier of the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series C Preferred Stock for the past Dividend Periods and the dividend for the then-current Dividend Period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. If and when all accumulated dividends and the dividend for the then-current dividend period on the Series C Preferred Stock shall have been paid in full or set aside for payment in full, the holders of shares of Series C Preferred Stock shall be divested of the voting rights set forth in this section (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then-current Dividend Period have been paid in full or set aside for payment in full on all other series of Parity Preferred, the term of office of each Preferred Stock Director so elected shall terminate and the Board of Directors shall take such action as may be necessary to reduce the number of directors by two. Any Preferred Stock Director may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series C Preferred Stock when they have the voting rights set forth in this Section 9 (voting together as a single class with all other series of Parity Preferred). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Preferred Stock when they have the voting rights set forth hereof (voting together as a single class with all other series of Parity Preferred). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.
     (c) Special Voting Rights. So long as any shares of Series C Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by the Charter of the Corporation, the affirmative vote of at least 66-2/3% of the votes entitled to be cast by the holders of the Series C Preferred Stock voting as a single class together with the holders of all other classes of Parity Stock entitled to vote on such matters, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for (i) the authorization, creation, increase in the authorized amount, or issuance of, or reclassification of any authorized stock of the Corporation into, any shares of any class or series of Senior Stock or any security convertible into or evidencing the right to purchase shares of any class or series of Senior Stock (whether or not such class or series of Senior Stock is currently authorized) or (ii) any amendment, alteration or repeal of any of the provisions of, or the addition of any provision to these Articles Supplementary or the Charter of the Corporation, whether by merger, consolidation or otherwise, that materially adversely effects any rights, preferences, privileges or voting powers of the Series C Preferred Stock or the holders thereof (which shall include any amendment of the provisions of the Charter so as to increase the authorized amount of Series C Preferred Stock or to authorize any reissuance of Series C Preferred Stock redeemed or otherwise reacquired by the Corporation); provided, however, that no such vote of the holders of Series C Preferred Stock shall be required if, at or prior to the time when such amendment, authorization, creation, increase, issuance or reclassification is to take effect, or when the issuance of any such Senior Stock or convertible or exchangeable security is to be made, as the case may be, all outstanding shares of Series C Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.
     (d) Votes Per Share of Series C Preferred Stock. For purposes of the foregoing provisions and all other voting rights under these Articles Supplementary, each share of Series C Preferred Stock shall have one vote per share, except that when any other class or series of preferred stock of the Corporation shall have the right to vote with the Series C Preferred Stock as a single class on any matter, then the Series C Preferred Stock and such other class or series shall have with respect to such matters one vote per $25.00 of stated liquidation preference, and fractional votes shall be ignored.
     (e) No Vote on Redemption. Nothing contained in of this section shall require a vote of the holders of the Series C Preferred Stock in connection with the redemption, purchase or other acquisition by the Corporation of shares of stock of the Corporation not in violation of these Articles Supplementary.
     Section 10. Record Holders. The Corporation and the Transfer Agent may deem and treat the record holder of any Series C Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

     Section 11. Applicability of Charter Article VI. The Series C Preferred Stock shall be subject to the provisions of Article VI of the Charter pursuant to which Series C Preferred Stock owned by a stockholder in excess of the Ownership Limit shall automatically be transferred to a Trust for the exclusive benefit of a Charitable Beneficiary, as provided in Article VI of the Charter.
     Section 12. Title. This resolution shall be known and may be referred to as “A Resolution of the Board of Directors of Ashford Hospitality Trust, Inc. Designating Series C Preferred Stock and Fixing Preferences and Rights Thereof”.
     SECOND: The Series C Preferred Stock has been classified and designated by the Board under the authority contained in the Charter.
     THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.
     FOURTH: These Articles Supplementary shall be effective at the time the State Department of Assessments and Taxation of Maryland accepts these Articles Supplementary for record.
     FIFTH: The undersigned Chief Operating Officer of the Corporation acknowledges these Articles Supplementary to be the act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chief Operating Officer acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.
     IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed in its name and on its behalf by its Chief Operating Officer and attested to by its Secretary of this 10th day of April, 2007.

ASHFORD HOSPITALITY TRUST, INC.
By:	/s/ Douglas Kessler
	Name:	Douglas Kessler
	Its:	Chief Operating Officer

ATTEST:
By:	/s/ David A. Brooks
	Name:	David A. Brooks
	Its:	Secretary

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